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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          FOR THE MONTH OF APRIL, 2001.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                             TOWER B, 10(TH) FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F       X      Form 40-F
                    -----------            ------------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes                No        X
             -----------        -----------

         (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-        .)
                                                 --------

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                                                          [CNH GLOBAL N.V. LOGO]




                        NEWS RELEASE


                        FOR IMMEDIATE RELEASE

                        NEW HOLLAND PIONEER GEORGE C. DELP DIES

            For more    New Holland, PA. (April 10, 2001) - CNH Global (N: CNH)
information contact:    said today that George C. Delp, credited with
                        transforming the small New Holland Machine Company into
    Jeffrey T. Walsh    an international force in the equipment industry, died
   01 (847) 955-3939    Saturday, April 7, 2001, after a brief illness.  The
                        agricultural industrialist and former New Holland president was 92.

                        A native of Lancaster County, PA, Delp started his career in the farm equipment industry in 1928 with the Mountville (PA) Manufacturing Company. In 1933, he became assistant general manager of the farm machinery division of the Dellinger Manufacturing Company in Lancaster and, in 1940, purchased the New Holland Machine Company along with several other Lancaster County investors. He was appointed general manager, secretary and treasurer of the company.

                        Under Delp's leadership, the company was reorganized, with progressive ideas for production, research and development put into practice. Delp and his fellow investors also acquired the production rights to the world's first commercially successful automatic pick-up, self-tie hay baler. The machine, invented by a Lancaster County farmer, revolutionized haymaking, and reversed the fortunes of the New Holland Machine Company.

                        During the 1940's, as the revitalized company prospered, it expanded its product line and manufacturing facilities by acquiring other farm equipment manufacturers. As a result of its progressive policies and management, the New Holland Machine Company, which had been near the bottom of the list of more than 1,000 farm machinery makers in the U.S., gained a place among the top ten in the world.

                        In 1947, the New Holland group of companies was sold to the Sperry Corporation. Delp was named president of the New


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                        Holland division, a position he held until his
                        retirement in 1969. He continued to serve as chairman of Sperry New Holland, as the company was then known, until he officially retired from those duties in 1973. However, he remained active as a consultant for the company. In 1993, the Equipment Manufacturers Institute honored Delp as one of the "100 Most Significant Contributors" to the mechanization of the agricultural and construction industries in the past century.

                        He served as president of the Farm & Industrial Equipment Institute (now Equipment Manufacturers Institute) in 1966, was a member of the American Society of Agricultural Engineers, past president and director of the Manufacturers Association of Lancaster, director of the National Association of Manufacturers, vice president of the Pennsylvania Economic Education Council (now Economic America), and past director of the Pennsylvania Chamber of Business & Industry, with the title of honorary director. He received honorary degrees from Franklin & Marshall College and Gettysburg College, and was the recipient of the Progress Award from the American Society of Tool & Manufacturing Engineers in 1964.


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                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                               CNH Global N.V.



                                               By:   /s/ Debra E. Kuper
                                                     ---------------------------
                                                         Debra E. Kuper
                                                         Assistant Secretary




April 11, 2001